EXHIBIT 99.1

Vicinity Motor Corp. Executes Strategic Collaboration Agreement with JB Poindexter & Co’s Business Unit, EAVX, to Expand its Product Offerings

VANCOUVER, BC – October 4, 2021 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) (“Vicinity Motor,” “VMC” or the “Company”), a North American electric vehicle (EV) manufacturer focused on providing sustainable and cost-efficient EVs to the transportation industry, today announced that it has entered into a strategic collaboration agreement with the JB Poindexter business unit, EAVX, whose mission is to envision and develop next generation alternative fueled commercial work truck bodies. This collaboration will integrate EAVX bodies with the existing Vicinity bus and truck motor chassis.

Vicinity Motor seeks to lead the global transition to more sustainable vehicles by expanding existing product lines and creating solutions for new customer segments.

“We have been looking forward to this partnership with EAVX, a new JB Poindexter business unit who is on the forefront of technology innovation,” said William Trainer, Chief Executive Officer of Vicinity Motor Corp. “Vicinity has strong engineering and manufacturing expertise, and we believe that it is a natural transition to modify our proven electric bus chassis to accommodate walk-in van applications. Additionally, we believe there is significant demand through our existing municipal customer base for work truck solutions leveraging our new VMC 1200 Class 3 truck.”

The proposed objectives of the collaboration include:

1) Development of a next generation class 3 EV truck for municipal fleet applications.

2) Development of a next generation class 5/6 truck for walk-in van applications.

“We have a long history of creating the best work truck and commercial vehicle bodies and accessories, and we plan to continue to expand our capabilities by providing alternative energy vehicles through this partnership with VMC,” said John Poindexter, CEO and Chairman, JB Poindexter & Co.

“As our municipal and commercial customers evaluate the decision to convert fleets from internal combustion engines to alternative fuel, such as EVs, the total cost of ownership is a primary factor,” said EAVX Chief Operating Officer and General Manager, Mark Hope. “Working with Vicinity Motor will enable us to offer vehicle solutions that help lower the cost of fuel and maintenance and expedite the adoption of EVs in the municipal and commercial vehicle markets.”

About EAVX

EAVX, the newest business unit and subsidiary of JB Poindexter & Co, collaborates with the most advanced electric and alternative power chassis producers, allowing chassis partners to focus on their revolutionary and proprietary technologies. EAVX and the other business units of JB Poindexter are the integration bodybuilders of choice for chassis producers serving present and future EV and alternative fuel and advanced vehicle technology markets. Visit jbpoindexter.com/eavx for more information.

About JB POINDEXTER & CO

JB Poindexter & Co is a portfolio of businesses that provides best-in-class commercial automotive and manufacturing goods and services. The company applies innovative operational and financial disciplines to truck and van bodies, pickup truck covers and accessories, industrial vehicle storage and shelving, funeral coaches, limousines, specialty industrial parts and expandable foam packaging. The portfolio of industry-leading business units includes Morgan Truck Body, Morgan Olson, Reading Truck Group, Truck Accessories Group, EFP Corporation, Specialty Vehicle Group, MIC Group, Masterack and EAVX. For more information, visit JBPoindexter.com or LinkedIn.

Company Contacts:

Jerry Kleinhenz

VP Business Development & Strategy for EAVX

734 478 8282

jkleinhenz@jbpco.com

Dori Albora

Head of Digital Marketing for JB Poindexter

dalbora@jbpco.com

832-319-3837

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the collaboration between Vicinity Motor and EAVX and the anticipated benefits to the parties, anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the ability of Vicinity and EAVX to successfully integrate EAVX bodies with the existing Vicinity vehicles under the collaboration, economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.